UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-6659

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aqua America, Inc.

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ESSENTIAL UTILITIES, INC.

762 W. Lancaster Avenue

Bryn Mawr, PA 19010

Aqua America, Inc. 401(k) Plan

December 31, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the plan administrator and plan participants of Aqua America, Inc. 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Aqua America, Inc. 401(k) Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2019.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania

June 24, 2021

Aqua America, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

	2020	2019
Assets
Investments, at fair value:
Mutual funds	$193,238,582	$161,215,836
Essential Utilities, Inc. common stock	75,982,771	80,045,814
Stable value common trust fund	14,600,084	12,015,357

Total investments at fair value	283,821,437	253,277,007
Receivables:
Employer contributions receivable	2,818,512	2,573,836
Participant contributions receivable	255,347	179,417
Notes receivable from participants	3,635,148	3,571,397

Total receivables	6,709,007	6,324,650
Cash and cash equivalents	11,938	—

Total assets	290,542,382	259,601,657

Liabilities
Accrued expenses	60,523	59,808

Total liabilities	60,523	59,808

Net Assets Available for Benefits	$290,481,859	$259,541,849

See notes to financial statements.

Aqua America, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2020 and 2019

	2020	2019
Additions
Investment income:
Net appreciation in fair value of investments	$19,183,956	$44,257,706
Interest and dividends	11,294,529	9,518,667

Total investment income	30,478,485	53,776,373

Interest income on notes receivable from participants	193,620	188,097
Contributions:
Employer	6,774,133	6,429,677
Participants	11,113,148	10,382,455
Participant rollovers	1,356,979	917,702
Other	124,094	139,411

Total contributions	19,368,354	17,869,245

Total additions	50,040,459	71,833,715

Deductions
Benefits paid to participants	(18,948,189)	(18,120,758)
Administrative expenses	(152,260)	(106,319)

Total deductions	(19,100,449)	(18,227,077)

Net increase in net assets	30,940,010	53,606,638
Net Assets Available for Benefits
Beginning of year	259,541,849	205,935,211

End of year	$290,481,859	$259,541,849

See notes to financial statements.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

Note 1 - Description of Plan

The following description of the Aqua America, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Essential Utilities, Inc., formerly known as Aqua America, Inc. (the “Plan Sponsor” and the “Plan Administrator”). Direct and indirect subsidiaries of Essential Utilities, Inc. that adopt the Plan are participating employers. All participating employers are referred to herein as the “Company”. The Plan’s trustee is T. Rowe Price Trust Company (the “Trustee”). The Plan is designed to conform to all of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and with the applicable provisions of the Internal Revenue Code (“IRC”) and the regulations thereunder.

Eligibility

Covered employees are any employees other than: (i) bargaining unit employees unless their union contract provides for participation in the Plan, (ii) leased employees, (iii) nonresident aliens, and (iv) persons performing services who are classified by the Company as other common law employees.

There are five active groups of covered employees designated as follows:

Active Groups:

•

Group 1 Covered Employee: any covered employee who was a participant in the Aqua America, Inc. Thrift Plan on December 31, 2007. The only employees who can commence participation as Eligible Group 1 Employees after December 31, 2017, are employees who were employed by the Philadelphia Suburban Division of Aqua Pennsylvania, Inc. on March 31, 2003, and were represented by Local 473 of the International Brotherhood of Fireman and Oilers on such date, who have remained continuously employed by Aqua Pennsylvania, Inc. as an employee represented by Local 473 and the successors thereto (currently Local 542 of the Internal Union of Operating Engineers) and who are transferred to a position with Aqua Pennsylvania, Inc. or a participating affiliated company in which they cease to be represented by Local 542 or any other union. Participation as an Eligible Group 1 Employee begins on the date of such change in status.

•

Group 4 Covered Employee: any covered employee who was a participant in the Personal Savings Plan for Local 473 Employees of the Philadelphia Suburban Division of Aqua Pennsylvania, Inc. on December 31, 2007.

•

Group 6 Covered Employee: any covered employee (i) whose date of hire or rehire with Aqua Ohio Water Company was on or after January 1, 2001 and (ii) who is represented by one of the following unions: the International Union of Operating Engineers Local Union 18S (Tiffin District) except an employee hired on or after October 31, 2013, Utility Workers Union of America, AFL-CIO Local Union No. 434 (Marion District), and Utility Workers Union of America, AFL-CIO Local No. 397 (Ashtabula District). In addition, any covered employee (i) whose date of hire with Aqua Ohio Water Company was prior to January 1, 2001, (ii) who has remained continuously employed by Ohio-American Water Company and, after April 30, 2012, by Aqua Ohio Water Company, and (iii) who is represented by one of the following unions: the International Union of Operating Engineers Local Union 18S (Tiffin District), Utility Workers Union of America, AFL-CIO Local Union No. 434 (Marion District), and Utility Workers Union of America, AFL-CIO Local No. 397 (Ashtabula District).

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

•

Group 8 Covered Employee: In general, an employee is a Group 8 Covered Employee if they are not a Group 1, 4, or 6 Covered Employee (as defined by the Plan) and not covered by a collective bargaining agreement. Any covered employee of Aqua North Carolina who was previously in Group 3, but not a participant in the Aqua America, Inc. Thrift Plan on December 31, 2007 is a Group 8 Covered Employee. Employees hired or rehired by Aqua North Carolina after May 12, 2014 are also participants in Group 8. Aqua North Carolina employees who are not eligible for Group 8 are employees who are under a collective bargaining agreement (unless their collective bargaining agreement provides for participation in the Plan), leased employees, and nonresident aliens. This group is also comprised of all participants from Group 2 and Group 3, with the exception of Local 542 and Aqua Resources participants as noted above. Group 2 participants include former Consumers Water Company union and non-union employees hired before April 1, 2003, and Group 3 includes any covered employee who was a participant in the Plan on December 31, 2007; any person who is a covered employee of any other entity that becomes an affiliate of Essential Utilities, Inc. on or after April 1, 2003 and that adopts the Plan as a participating employer; any covered employee hired or rehired on or after April 1, 2003 (except an employee rehired after March 2003 and prior to August 6, 2003) who was eligible to participate in another 401(k) plan of an employer; any covered employee represented by the International Union of Operating Engineers Local Union 18S (Tiffin District) hired on or after October 31, 2013; and any employee, other than an employee classified as a seasonal employee shall become a participant in the Plan on the later of the employee’s employment commencement date or the date in which the employee becomes a covered employee. If an employee is hired or rehired as a Group 8 Covered Employee on or after January 1, 2018, the employee will become a participant in the Plan on the hire or rehire date unless the employee is a seasonal employee. Any seasonal employee shall become a participant in the Plan as of the first day of a calendar quarter coincident with or next following the date on which the employee first completes one year of service, provided the employee is a covered employee on such date.

•

Group 9 Covered Employee: In general, an employee is a Group 9 Covered Employee if the participant is not a Group 1, 4, 6, or 8 Covered Employee (as defined by the Plan) and the terms and conditions of the participant’s employment are subject to collective bargaining. Prior to January 1, 2018, Group 9 Covered Employees were part of Group 8. If an employee is hired or rehired as a Group 9 Covered Employee on or after January 1, 2018, the employee will become a participant in the Plan on their hire or rehire date unless the employee is a seasonal employee. Any seasonal employee shall become a participant in the Plan as of the first day of a calendar quarter coincident with or next following the date on which the employee first completes one year of service, provided the employee is a covered employee on such date. If the employee is rehired as a seasonal employee and has already completed a Year of Service which is not disregarded under the Plan’s break-in-service rules, they will begin participating on the date of rehire.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

Inactive Groups:

•	Group 2 Covered Employee: Effective January 1, 2015, all participants from this group were moved to Group 8.

•

Group 3 Covered Employee: Any covered employee of the Local 542 union hired on/after January 1, 2014 and Aqua Resources. Effective December 31, 2017, all participants in this group were moved to Group 8.

•	Group 5 Covered Employee: This group is no longer an active group of the Plan. All Group 5 participants were a part of our Aqua New York division which was sold to American Water on May 1, 2012.

•	Group 7 Covered Employee: Effective January 1, 2015, all participants in this group were moved to Group 6.

Contributions

Any newly hired or rehired eligible employee is automatically enrolled in the Plan into a retirement date fund at a deferral of 3% of eligible compensation as soon as practical following a 30-day period, unless they elect otherwise. On April 1 each year, there is an automatic escalation of 1% to participants’ deferral rate until the deferral rate reaches 10%, unless they elect otherwise. Participants may elect to contribute from 1% to 25% of their pre-tax eligible compensation pursuant to a salary deferral election, up to an annual maximum permitted under applicable laws and regulations governing 401(k) plans of $19,500 and $19,000 in 2020 and 2019 respectively, which is partially matched by the Company. Additionally, participants who are age 50 or who will attain age 50 prior to the end of the Plan year may make additional deferral contributions (“Catch-Up”), provided the participant made the maximum amount of deferral contributions permitted under the Plan. The maximum annual amount of allowable catch-up contributions for 2020 and 2019 is $6,500 and $6,000, respectively. Participants may choose to make after-tax deferral contributions as a Roth contribution (“Roth”) instead of or in addition to pre-tax deferral contributions, subject to the same limitations, which may be partially matched by the Company. The Plan also allows participants to invest from 1% to 10% of their after-tax compensation, which is not matched by the Company. Plan participants may make transfers between funds or suspend their contributions at any time. They may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (“Rollovers”). Participants can direct, at the time they enroll in the Plan, that their salary deferral and voluntary contributions be invested entirely in one of the funds offered by the Plan or divided among the funds. The Plan also permits participants to acquire an interest in Essential Utilities, Inc. common stock. Participants may change their investment allocation instructions and reinvest their contributions into a different fund or funds at any time.

The Plan provides for employer contributions as follows:

Employer Matching Contributions

Matching contributions are initially invested in accordance with the participant’s investment elections, unless the participant made a one-time election to have contributions initially invested in Essential Utilities, Inc. common stock.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

•

Group 1: The Company will make a matching contribution equal to 50% of the first 6% of a participant’s eligible compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution.

•

Group 4: The Company will make a matching contribution equal to 50% of the first 4% of a participant’s eligible compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution.

•

Group 6: The Company will make a matching contribution equal to 100% of the first 3% of a participant’s eligible compensation that is contributed to the Plan and 50% of the next 2% of a participant’s compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution.

•

Groups 8 and 9: The Company will make a matching contribution equal to 100% of the first 2% of the participant’s eligible compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution. The Company will also make a matching contribution equal to 50% of the next 4% of eligible compensation that is contributed as a pre-tax deferral contribution or a Roth deferral contribution.

Discretionary Contributions

The Company may make additional discretionary contributions to the Plan for the benefit of active participants. Discretionary contributions are allocated to active Group 1, Group 8, and Group 9 participant accounts on a pro-rated basis based on each participant’s compensation compared to the compensation of all active participants in Group 1, Group 8, and Group 9. The other groups in the Plan are not eligible for discretionary contributions. This discretionary contribution is made to the Plan in the form of cash into participant directed accounts. The Company did not make any discretionary contributions during 2020 and 2019.

Non-Discretionary Contributions

The Company will make additional non-discretionary contributions of 5.25% of eligible hourly wages to the Plan for the benefit of active Group 6 participants who qualify for a Company “Enhanced Match”, defined as 100% of the first 3% and 50% of the next 2% of eligible compensation contributed. The Company made such non-discretionary contributions for 2020 and 2019 of $113,298 and $115,434, respectively.

Employer Performance Contributions

The Company may, at its discretion, make an employer performance contribution on behalf of eligible participants if certain established performance goals are achieved. As of January 1, 2018, any performance contributions will be initially invested in Company stock. The Company did not make any performance contributions during 2020 and 2019.

Year-End Corporate Contribution

The Company may make a discretionary year-end corporate contribution, of up to 3% of an employee’s eligible compensation, for participants of Groups 8 and 9 who were employed on the last day of the Plan year. This contribution will be made in cash into participant-directed accounts. The Company made year-end corporate contributions for 2020 and 2019 in the amount of $2,729,081 and $2,498,312, respectively.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

Other Contributions

The Plan maintains an Administrative Budget account funded by the Plan’s Trustee. The funds in the account are treated as Plan assets and must be used only for payment of permissible Plan expenses or allocation to participants. The Administrative Budget funds are invested in the T. Rowe Price Prime Reserve Fund. The T. Rowe Price Prime Reserve Fund is not an available investment option for plan participants. All funds utilized from this account are treated as administrative expenses on the Statements of Changes in Net Assets Available for Benefits. Contributions to the Administrative Budget account were $124,094 and $139,411 for 2020 and 2019 respectively. Administrative Budget account funds utilized amounted to $138,803 and $136,315 during 2020 and 2019, respectively. The balance in the Administrative Budget account was $40,533 and $54,974 as of December 31, 2020 and 2019, respectively.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and plan earnings or losses. Allocations are based on participant contributions or account balances, as defined by the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Each participant will always be 100% vested in the balances in their deferral contribution, voluntary contribution, discretionary contribution, employer performance contribution, and rollover contribution accounts. For Plan year 2018, Group 8 and Group 9 covered employees become 100% vested in their employer matching and employer profit sharing/corporate contributions after three years of service*. Group 6 covered employees become 100% vested in their employer non-discretionary contribution upon completing a year of service*.

Vesting for Group 1 and Group 4 covered employees’ employer matching contributions is in accordance with the following schedule:

Years of Service *	% Vested
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

*	A “year of service” for vesting purposes means each plan year (the calendar year) in which the participant is credited with 1,000 or more hours of service.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

Common Stock

Matching contributions and performance contributions are made in the form of cash. Discretionary contributions may be made in cash into participant directed accounts. Each participant may elect to transfer amounts in their account invested in common stock to another investment option under the Plan, subject to procedures established by the Plan Administrator.

Participants who are 100% vested in employer contributions have an opportunity to elect that any dividends with respect to Essential Utilities, Inc. common stock held be paid in cash to the participant’s account or allocated to their investment mix held by the Trustee rather than allocated to their account for investment in additional shares of Essential Utilities, Inc. common stock.

Payment of Benefits

Distributions from the Plan are normally made shortly after the participant’s retirement, disability, or death. If the participant’s account balance does not exceed $1,000, the participant will receive a lump-sum distribution as soon as practicable following termination of employment. If the account balance is less than $5,000 and the participant does not elect to receive the distribution directly, then the Trustee will pay the distribution in a direct rollover to an individual retirement plan designated by the Plan Administrator. Withdrawals will be made in cash or shares of Essential Utilities, Inc. common stock, to the extent permitted by law. Under certain circumstances, a participant may withdraw all or a portion of the employee contributions while still employed.

On March 27, 2020, the Coronavirus Aid Relief, and Economic Security Act (“CARES Act”) was signed into law which provides both plan, plan sponsor, and participant relief. Plan management has evaluated the relief provisions available to plan participants under the CARES Act and has implemented the following provisions:

•	Special coronavirus-related distributions up to $100,000, exempt from the 10% early withdrawal penalty;

•	Required minimum distributions for 2020 will be waived.

Notes Receivable from Participants

Participants may borrow funds from their account balance in amounts that do not exceed the lesser of $50,000 or 50% of their vested account balance for a period not to exceed five years, unless the note is used to purchase the participant’s principal residence. Participants are only allowed to have one loan. Repayment for active employees is made through payroll deductions. All new notes receivable are issued at an interest rate of prime plus 1%. The notes are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 6.50% and apply to loans issued between January 5, 2016 to December 29, 2020.

Plan management has evaluated the relief provisions available to plan participants under the CARES Act and has implemented the following provisions:

•	Plan loan limits doubled to the lesser of $100,000 or 100% of participant’s vested account balance;

•	Loan repayment period extended by one year.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

Plan Forfeitures

Participants who take a distribution prior to being fully vested forfeit their portion of non-vested employer contributions unless they resume employment as a Covered Employee and repay the full amount of the distribution to the Plan prior to the earlier of (a) five years after the date on which they were reemployed, or (b) the close of the first period of five consecutive one-year breaks in service, commencing after the distribution, in which case the non-vested amount, unadjusted by any subsequent gains or losses, shall be restored.

Forfeited non-vested accounts are used first to restore any non-vested amounts and shall then be applied as promptly as practicable to reduce employer contributions. Employer contributions were reduced by $177,833 and $170,439 during 2020 and 2019, respectively, as a result of forfeited non-vested accounts. The balance in the forfeiture account was $0 and $10,646 as of December 31, 2020 and 2019, respectively.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Significant estimates include the determination of the fair value of Plan assets. Actual results could differ from these estimates.

Administration

The Plan is administered by the Retirement and Employee Benefits Committee (the “Committee”) consisting of three or more individuals selected by and who may be removed at any time by the Board of Directors of Essential Utilities, Inc. The Committee members may be employees of Essential Utilities, Inc. and may be participants in the Plan. The Committee members receive no compensation from the Plan for their services in such capacity. The Committee has extensive administrative powers in connection with the Plan, including authority to interpret the provisions of the Plan, to adopt rules for its administration and to make other decisions with respect to the Plan.

The Trustee for the Plan invests the Plan’s funds as instructed by participants. The Trustee invests funds received from contributions, investment sales, interest, and dividend income and makes distribution payments to participants.

Certain administrative expenses of the Plan are paid by the Company. The Company may, at its discretion, elect to have certain administrative expenses reimbursed by the Administrative Budget account funded by the Trustee.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and Trustee. See Note 3 – “Fair Value Measurements” for a discussion on fair value measurements.

On occasion, trades or fund exchanges initiated by a Plan participant may not settle by the last day of a calendar year but will settle in the subsequent plan year. In that event, the participant’s account is credited with the cash value of such trades and fund exchanges and the cash is reported as cash and cash equivalents on the Statements of Net Assets Available for Benefits. As of December 31, 2020 and 2019, there were unsettled transactions of $11,938 and $0, respectively.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains and losses on the sale of Essential Utilities, Inc. common stock are based on average cost of the securities sold. Net appreciation/depreciation includes the gains and losses on investments bought and sold as well as held during the year. Purchases and sales are recorded on a trade-date basis.

Investment Fees

Net investment returns reflect certain fees paid to the investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment activity and thus are not separately identifiable as an expense.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the plan document. No allowance for credit losses has been recorded as of December 31, 2020 and 2019.

Payment of Benefits

Benefits are recorded when paid.

Income Taxes

The Plan is exempt from federal income taxes under the IRC.

Note 3 - Fair Value Measurements

The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the valuation inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

•

Level 1 - Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

•

Level 2 - Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.

•

Level 3 - Fair value is based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and similar techniques.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation techniques used to measure fair value for the years ended December 31, 2020 and 2019.

•	Essential Utilities, Inc. common stock is valued at the closing price reported on the active market on which the stock is traded.

•

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•

The Stable Value Common Trust Fund (the “Trust”) is comprised primarily of investment contracts that are valued at the NAV of units of the Trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. Under the terms of the Trust, retirement plans invested in the Trust are required to provide either 12 or 30 months’ advance written notice to the trustee prior to redemption of trust units; the notice period may be shortened or waived by the trustee at its sole discretion.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Level 1
	December 31, 2020	December 31, 2019
Mutual funds	$193,238,582	$161,215,836
Essential Utilities, Inc. common stock	75,982,771	80,045,814

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

Investments Measured Using NAV per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2020 and 2019, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

Investment	2020 Fair Value	2019 Fair Value	Unfunded Commitment	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common Trust Fund	$14,600,084	$12,015,357	$—	Daily	12 or 30 months

Note 4 - Related Party and Party-in-Interest Transactions

On February 3, 2020, Aqua America, Inc. changed its name to Essential Utilities, Inc. The ticker symbol for its common stock changed to “WTRG” as a result of the corporate name change. Certain of the Plan’s investments are shares of mutual funds managed by the Trustee, therefore, these transactions qualify as party-in-interest transactions. Investment management fees paid to the Trustee during 2020 and 2019 were netted against investment returns. Participants may also elect to invest in the common stock of the Plan Sponsor. These transactions qualify as related party and party-in-interest transactions. Total purchases at market value related to the common stock of the Plan Sponsor for 2020 and 2019 were $40,670,198 and $5,295,348, respectively. Total sales at market value related to the common stock of the Plan Sponsor for 2020 and 2019 were $9,268,294 and $9,457,250, respectively. Additionally, the Plan issues loans to participants, which are secured by the participants’ account balances. These transactions qualify as party-in-interest transactions. Certain members of Essential Utilities, Inc. management perform administrative and fiduciary duties for the Plan that qualify them as parties-in-interest and/or related parties of the Plan Transactions between such members of management were routine in nature and conducted pursuant to the Plan’s provisions as of and during the years ended December 31, 2020 and 2019.

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their Company contributions.

Note 6 - Tax Status

The IRS issued a determination letter dated September 8, 2015, which stated that the Plan and related trust qualified under applicable provisions of the IRC and, therefore, are exempt from federal income taxes. The Plan has been amended since receiving the latest determination letter. The Plan Administrator and the Plan’s counsel believe that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions;

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2017.

Note 7—Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The current novel coronavirus (“COVID-19”) pandemic has caused significant social and economic restrictions that have been imposed in the United States and abroad, which has resulted in significant volatility in the global economy and led to reduced economic activity. Volatile equity market conditions arising from the COVID-19 pandemic may adversely affect the Plan, its operations, and its performance. Government imposed quarantines have caused volatility in financial markets and have affected, and may continue to affect, the market price of Essential Utilities Inc.’s common stock and other Plan assets.

Note 8 – Subsequent Events

The Company has changed the name of the Aqua America, Inc. 401(k) Plan to Essential Utilities, Inc. 401(k) Plan.

Aqua America, Inc. 401(k) Plan

Form 5500 - Schedule H - Line 4i

Schedule of Assets (Held at End of Year)

EIN: 23-1702594

PN: 005

December 31, 2020

( a )	Identity of Issue ( b )	Description of Investment ( c )	Cost ( d )	Value ( e )
	Mutual Fund	American Funds EuroPacific Growth Fund	N/A	$1,981,084
	Mutual Fund	JP Morgan US Equity Fund R6	N/A	1,185,986
	Mutual Fund	Dodge & Cox International Stock Fund	N/A	1,034,051
	Mutual Fund	Blackrock Midcap Growth Equity Instl	N/A	1,509,168
	Mutual Fund	Neuberger Berman Genesis Fund, Instl	N/A	1,092,351
*	Mutual Fund	T. Rowe Price QM US Small-Cap Growth Equity Fund	N/A	2,149,745
*	Mutual Fund	T. Rowe Price Growth Stock Fund	N/A	6,551,762
*	Mutual Fund	T. Rowe Price Retirement 2005 Fund	N/A	2,158,466
*	Mutual Fund	T. Rowe Price Retirement 2010 Fund	N/A	1,182,434
*	Mutual Fund	T. Rowe Price Retirement 2015 Fund	N/A	9,860,540
*	Mutual Fund	T. Rowe Price Retirement 2020 Fund	N/A	17,559,381
*	Mutual Fund	T. Rowe Price Retirement 2025 Fund	N/A	28,618,789
*	Mutual Fund	T. Rowe Price Retirement 2030 Fund	N/A	36,874,380
*	Mutual Fund	T. Rowe Price Retirement 2035 Fund	N/A	17,162,540
*	Mutual Fund	T. Rowe Price Retirement 2040 Fund	N/A	12,305,790
*	Mutual Fund	T. Rowe Price Retirement 2045 Fund	N/A	9,102,365
*	Mutual Fund	T. Rowe Price Retirement 2050 Fund	N/A	8,373,493
*	Mutual Fund	T. Rowe Price Retirement 2055 Fund	N/A	5,059,144
*	Mutual Fund	T. Rowe Price Retirement 2060 Fund	N/A	1,270,414
	Mutual Fund	Fidelity Advisor Balanced Fund Z	N/A	2,794,151
*	Mutual Fund	T. Rowe Price Retirement Balanced Fund	N/A	293,467

Aqua America, Inc. 401(k) Plan

Form 5500—Schedule H—Line 4i

Schedule of Assets (Held at End of Year)

EIN: 23-1702594

PN: 005

December 31, 2020

( a )	Identity of Issue ( b )	Description of Investment ( c )	Cost ( d )	Current Value ( e )
	Mutual Fund	Vanguard Mid-Cap Index Fund, Admiral	N/A	$3,084,745
	Mutual Fund	Vanguard Small-Cap Index Fund, Admiral	N/A	2,794,824
	Mutual Fund	Vanguard Total International Stock Index Fund	N/A	1,854,319
	Mutual Fund	Vanguard 500 Index Fund, Admiral	N/A	8,610,748
	Mutual Fund	Amer Beac Small Cap Val Inst	N/A	728,117
	Mutual Fund	Fidelity Value Fund K	N/A	779,757
	Mutual Fund	Vanguard Windsor II Fund	N/A	2,609,390
	Mutual Fund	PGIM Total Return Bond Z (Prudential)	N/A	4,574,148
	Mutual Fund	Vanguard Treasury Money Market	N/A	83,033
	Cash and Cash Equivalents	Cash and Cash Equivalents	N/A	11,938
*	Common Stock	Essential Utilities, Inc. common stock	N/A	75,982,771
*	Common Trust Fund	T. Rowe Price Stable Value Common Trust Fund	N/A	14,600,084
*	Participant loans	Interest rates 4.25% to 6.50%	$—	3,635,148

				$287,468,523

*	A party-in-interest as defined by ERISA
N/A	Cost omitted for participant-directed investments

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Schneider Downs & Co. Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Aqua America, Inc. 401(k) Plan

Date: June 24, 2021

/s/Christopher P. Luning
Christopher P. Luning
Secretary
Essential Utilities, Inc. Retirement and Employee
Benefits Committee